Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEETS

In accordance with IFRS at June 30, 2008 and December 31, 2007

In million EUR	June 30, 2008	December 31, 2007
	(unaudited)
Assets
Investments general account	126,613	132,861
Investments for account of policyholders	125,460	142,384
Investments in associates	510	472
Deferred expenses and rebates	11,384	11,488
Other assets and receivables	19,516	18,484
Cash and cash equivalents	12,413	8,431

Total assets	295,896	314,120

Equity and liabilities
Shareholders’ equity	11,621	15,151
Other equity instruments	4,805	4,795
Minority interest	16	16

Group equity	16,442	19,962

Insurance contracts general account	86,011	88,496
Insurance contracts for account of policyholders	68,854	78,394
Investment contracts general account	33,720	36,089
Investment contracts for account of policyholders	56,713	63,756
Other liabilities	34,156	27,423

Total equity and liabilities	295,896	314,120

CONDENSED CONSOLIDATED INCOME STATEMENTS

In accordance with IFRS for the six months ended June 30, 2008 and 2007

In million EUR	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Premium income	11,907	13,649
Investment income	4,858	5,176
Fee and commission income	858	937
Other revenues	3	5

Total revenues	17,626	19,767

Income from reinsurance ceded	749	841
Results from financial transactions	(11,208)	3,980
Other income	0	212

Total income	7,167	24,800

Benefits and expenses	6,286	22,781
Impairment charges	135	15
Interest charges and related fees	206	207
Other charges	0	181

Total charges	6,627	23,184

Share in net results of associates	20	17

Income before tax	560	1,633

Income tax	(131)	(271)

Net income attributable to equity holders of AEGON N.V.	429	1,362

Net income and dividend per common share
Basic earnings per share in EUR	0.15	0.76
Diluted earnings per share in EUR	0.15	0.76
Dividend per share in EUR	0.30	0.30

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

In accordance with IFRS for the six months ended June 30, 2008 and 2007

In million EUR	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Cash flow from operating activities	4,779	2,268

Cash flow from investing activities
Purchase and disposal of intangible assets	(4)	(3)
Purchase and disposal of equipment	104	(19)
Purchase, disposal and dividends of subsidiaries and associates	(177)	(1,723)

	(77)	(1,745)
Cash flow from financing activities
Issuance and purchase of share capital	(75)	(282)
Dividends paid	(402)	(440)
Issuance, repayment and coupons of perpetuals	(123)	(111)
Issuance, repayment and finance interest on borrowings	179	1,320

	(421)	487

Net increase / (decrease) in cash and cash equivalents	4,281	1,010

Amounts paid in cash for:
Interest	267	230
Income tax	199	335

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In accordance with IFRS for the six months ended June 30, 2008 and 2007

In million EUR	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Shareholders’ equity at January 1	15,151	18,605

Movements in foreign currency translation reserve	(948)	(254)
Movements in revaluation reserves	(2,443)	(1,364)

Net income recognized directly in equity	(3,391)	(1,618)
Net income recognized in the income statement	429	1,362

Total recognized net income for the period	(2,962)	(256)

Dividend paid on ordinary shares	(290)	(355)
Preferred dividend	(112)	(85)
Repurchased and sold own shares	(75)	(282)
Coupons on perpetuals (net of tax)	(91)	(83)
Other changes	0	(120)

Shareholders’ equity at end of period	11,621	17,424

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF AEGON GROUP (UNAUDITED)

In million EUR, unless otherwise stated

1.1 Basis of presentation

AEGON N.V. is also referred to as AEGON or the Group.

The unaudited interim condensed consolidated financial statements included in Item 1 - Financial Statements, have been prepared in accordance with IAS 34 Interim financial reporting. It does not include all of the information required for full financial statements and should therefore be read together with the 2007 consolidated financial statements and footnotes thereto as included in the Form 20-F filed with the SEC on March 28, 2008.

Net income for the six months ended June 30, 2008 is not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Changes in accounting principles

As of January 1, 2008, AEGON reclassified, on the face of its balance sheet, real estate for own use from Investments general account and Investments for account of policyholders to Other assets and receivables. In addition AEGON reclassified cash flows from real estate held for own use from cash flows from operating activities to investing activities, to the extent that such cash flows relate to real estate that is occupied by AEGON’s own employees. The comparative 2007 information has been adjusted accordingly. This change reduced Investments general account by EUR 330 million and Investments for account of policyholders by EUR 141 million with an offsetting increase in Other assets and receivables of EUR 471 million.

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2007 consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with IFRS as issued by the International Accounting Standards Board.

Foreign currency

a. Translation of foreign currency transactions

A group entity prepares its financial statements in the currency of the primary environment in which it operates. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities are translated at the prevailing exchange rate. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items are recognized in equity or the income statement, consistently with other gains and losses on these items.

b. Translation of foreign currency operations

On consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the balance sheet date.

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

The most important euro closing rates are:	June 30, 2008	December 31, 2007
US Dollar (USD)	1.5764	1.4721
Pound Sterling (GBP)	0.7923	0.7334
Canadian Dollar (CAD)	1.5942	1.4449
Hungarian Forint (HUF)	235.4300	253.7300

Other

AEGON Funding Company LLC (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the US subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2008 the issued and outstanding capital is EUR 260 million. The revaluation account is a legal reserve established by AEGON N.V. in light of the investments held by group companies. In accordance with Book 2, Part 9 of the Dutch Civil Code it comprises the revaluation reserves held by group companies EUR (2,562) million. Other reserves include the foreign currency translation reserve for an amount of EUR (2,958) million and the reserve for AEGON’s share of changes recognized directly in equity of associates for an amount of EUR (42) million. The reserves are released to the income statement upon the sale of the subsidiary or associate. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON that exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribes required capital levels and may restrict the amount of dividends that can be paid. Under the Financial Supervision Act in the Netherlands, life insurance companies are required to maintain equity of amongst other 4% of general account technical reserves and, in case of no interest guarantee, of 1% of technical reserves with investments for the account of policyholders plus 0.3% of the amount of risk under the insurance policies of life insurers. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

1.2 Recently issued IFRS accounting standards

1.2.1 Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. From January 1, 2008 to June 30, 2008, the Group did not adopt any new IASB standards or interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

1.2.2 Future adoption of new IFRS accounting standards

The following standards and interpretations will be applied at a future date:

•	IAS 1 Presentation of financial statements;

•	Amendments to IAS 23 Borrowing costs;

•	IAS 32 Puttable financial instruments;

•	Amendments to IFRS 2 Share-based payments - vesting conditions and cancellations;

•	IFRS 3 Business Combinations;

•	IFRS 8 Operating segments;

•	IFRS 1 and IAS 27 Cost of an investment in a subsidiary;

•	IFRIC 12 Service concession arrangements;

•	IFRIC 13 Customer loyalty programmes;

•	IFRIC 14 IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction;

•	IFRIC 15 Agreements for the construction of Real Estate;

•	IFRIC 16 Hedges of Net Investment in a Foreign Operation;

•	Improvements to IFRS.

The revision of International Accounting Standards (IAS) 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. It introduces for example a statement of comprehensive income. It will not impact net income or equity.

The amendments to IAS 23 remove the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The adoption of the amendment will not impact equity or net income as AEGON’s accounting policy is to capitalize borrowing costs.

In accordance with the amendment to IAS 32, certain instruments normally classified as liabilities are classified as equity if they meet certain conditions. The amendment has a required adoption date of January 1, 2009 and is not expected to have a material impact on equity or net income.

The amendments to IFRS 2 define the term vesting condition and give guidance on the accounting for non-vesting conditions. The amendment has a required adoption date of January 1, 2009 and is not expected to have a material impact on equity or net income.

The revised IFRS 3 provides guidance for applying the acquisition method to business combinations. This standard comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009. AEGON is currently evaluating the potential impact that the adoption will have on its consolidated financial statements.

The IASB issued IFRS 8 as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment reporting and adopts a management approach to segment reporting as required in Statement of Financial Accounting Standards (SFAS) 131 Disclosures about segments of an enterprise and related information. The adoption of IFRS 8 only impacts segment disclosure and therefore will not have an impact on equity or net income.

Following the amendments to IFRS 1 and IAS 27 a first time adopter, on transition to IFRS, may measure its subsidiary, joint venture or associate in its separate financial statements at deemed cost which may be either fair value (in accordance with IAS 39) or previous GAAP value on transition. This amendment has a required adoption date of January 1, 2009 and is not expected to have a material impact on equity or net income.

IFRIC 12 applies to service concessions whereby a public service entity grants a contract to a private sector entity for the supply of infrastructure or other public services. It addresses how these service concession operators should account for the obligations they undertake and rights they receive. This interpretation has a required adoption date of January 1, 2008, however it has currently not been endorsed by the European Union. The interpretation does not have a material impact on equity or net income.

IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. This interpretation applies to annual periods beginning on or after July 1, 2008, however it has currently not been endorsed by the European Union. The interpretation will not have a material impact on equity or net income.

IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset in case of a surplus in the funding. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. IFRIC 14 has a required adoption date of January 1, 2008, however it has currently not been endorsed by the European Union. The interpretation is not expected to have a material impact on equity or net income.

IFRIC 15 standardizes the accounting for the recognition of revenue among real estate developers for sales of units, such as apartments or houses, ‘off plan’, i.e. before construction is complete. IFRIC 15 becomes effective for annual periods beginning on or after October 1, 2008. The interpretation is not expected to have a material impact on equity or net income.

IFRIC 16 clarifies three issues related to accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. IFRIC 16 becomes effective for annual periods beginning on or after January 1, 2009. The interpretation is not expected to have a material impact on equity or net income.

The IASB issued, in May 2008, amendments to IFRS, which resulted from the IASB’s annual improvement project. These amendments result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier adoption permitted. AEGON is currently evaluating the potential impact on equity and income.

1.3 Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared and accrued coupons on perpetual securities, by the weighted average number of ordinary shares, excluding ordinary shares purchased by the company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for the dilutive effect of share options. For the purpose of calculating diluted earnings per share, AEGON assumed that all dilutive share options have been exercised at the exercise price, or adjusted exercise price if necessary. The proceeds are regarded as having been received from the issue of ordinary shares at the average market price of the AEGON N.V. share during the year. The difference between the number of dilutive options issued and the number of ordinary shares that would have been issued at the average market price has been treated as an issue of ordinary shares for no consideration.

	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Net income per share, based on IFRS (in EUR)
Basic	0.15	0.76
Diluted	0.15	0.76

Per share amounts for net income are calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations is as follows:

	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Numerator:

Net income	429	1,362
Less: dividends on preferred shares	(112)	(85)
Less: coupons on perpetuals	(91)	(83)

Net income used in basic and diluted calculation	226	1,194

Denominator: (number of shares, in millions)

Weighted average shares, as used in basic calculation	1,499	1,580
Addition for stock options outstanding during the year	1	2

Weighted average shares, as used in diluted calculation	1,500	1,582

1.4 Business segment information

As AEGON’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of assets. Secondary segment information is reported for groups of related products where the activities are managed.

AEGON has the following reportable geographical segments: Americas, the Netherlands, United Kingdom and Other countries, which include Hungary, Spain, Taiwan and other smaller units. Crucial differences exist in local markets and for this reason AEGON has a decentralized organization structure in place. The operating companies market their own, unique products using tailored distribution channels. AEGON’s core business is life insurance, pension and related savings and investment products. AEGON is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes determined in accordance with IFRS. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements.

CONSOLIDATED

In million EUR	Six months ended June 30,
	2008	2007
By secondary segment
Life and protection	498	610
Individual savings and retirement products	81	299
Pensions and asset management	196	263
Institutional products	100	188
Reinsurance	34	75
Distribution	17	19
General insurance	37	17
Interest charges and other	17	(105)
Share in net results of associates	20	17

Operating earnings before tax	1,000	1,383
Gains/(losses) on investments	(265)	193
Impairment (charges)/reversals	(130)	3
Other income/(charges)	(45)	54

Income before tax	560	1,633

Income tax	(131)	(271)

Net income	429	1,362

Operating earnings before tax geographically
Americas	645	1,079
The Netherlands	177	207
United Kingdom	93	137
Other countries	68	65
Holding and other activities	9	(104)
Eliminations	8	(1)

Operating earnings before tax	1,000	1,383

In million EUR	Six months ended June 30,
	2008	2007
Revenues
Total life insurance gross premiums	10,541	12,196
Accident and health insurance	1,026	1,132
General insurance	340	321

Total gross premiums	11,907	13,649
Investment income	4,858	5,176
Fee and commission income	858	937
Other revenues	3	5

Total revenues	17,626	19,767

Revenues geographically
Americas	6,483	7,792
The Netherlands	3,783	3,521
United Kingdom	6,191	7,075
Other countries	1,132	1,345
Holding and other activities	113	111
Eliminations	(76)	(77)

Total revenues	17,626	19,767

AMERICAS

In million EUR	Six months ended June 30,
	2008	2007
By secondary segment
Life	240	274
Accident and health	135	180
Life and protection	375	454
Fixed annuities	92	184
Variable annuities	(22)	95
Retail mutual funds	5	9
Individual savings and retirement products	75	288
Pensions and asset management	60	74
Institutional guaranteed products	78	164
BOLI / COLI	22	24
Institutional products	100	188
Life reinsurance	34	75
Share in net results of associates	1	0

Operating earnings before tax	645	1,079
Gains/(losses) on investments	(94)	136
Impairment (charges)/reversals	(96)	4

Income before tax	455	1,219

Income tax	(184)	(351)

Net income	271	868

Revenues
Life insurance gross premiums	2,894	3,506
Accident and health insurance	831	952

Total gross premiums	3,725	4,458
Investment income	2,284	2,797
Fee and commission income	472	537
Other revenues	2	0

Total revenues	6,483	7,792

THE NETHERLANDS

In million EUR	Six months ended June 30,
	2008	2007
By secondary segment
Life	61	87
Accident and health	12	19
Life and protection	73	106
Individual savings and retirement products	1	11
Pensions and asset management	59	76
Distribution	19	16
General insurance	19	(3)
Share in net results of associates	6	1

Operating earnings before tax	177	207
Gains/(losses) on investments	(178)	122
Impairment (charges)/reversals	(21)	(1)
Other income/(charges)	0	31

Income before tax	(22)	359
Income tax	46	35

Net income	24	394

Revenues
Life insurance gross premiums	2,028	1,930
Accident and health insurance	152	138
General insurance	263	253

Total gross premiums	2,443	2,321
Investment income	1,128	982
Fee and commission income	212	218

Total revenues	3,783	3,521

UNITED KINGDOM

In million EUR	Six months ended June 30,
	2008	2007
By secondary segment
Life and protection	24	30
Pensions and asset management	71	104
Distribution	(2)	3

Operating earnings before tax	93	137
Gains/(losses) on investments	3	(8)
Impairment (charges)/reversals	(12)	0
Other income/(charges) [1]	(45)	23

Income before tax	39	152
Income tax attributable to policyholder return	45	(23)

Income before income tax on shareholders return	84	129
Income tax on shareholders return	(11)	22

Net income	73	151

Revenues
Life insurance gross premiums	4,785	5,672
Investment income	1,283	1,253
Fee and commission income	123	150

Total revenues	6,191	7,075

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

OTHER COUNTRIES

In million EUR	Six months ended June 30,
	2008	2007
By secondary segment
Life	23	18
Accident and health	3	2
Life and protection	26	20
Variable annuities	(1)	0
Saving products	1	(1)
Mutual funds	5	1
Individual savings and retirement products	5	0
Pensions and asset management	6	9
General insurance	18	20
Share in net results of associates	13	16

Operating earnings before tax	68	65
Gains/(losses) on investments	5	5
Other income/(charges)	(1)	0

Income before tax	72	70
Income tax	(24)	(35)

Net income	48	35

Revenues
Total life insurance gross premiums	834	1,088
Accident and health insurance	43	42
General insurance	77	68

Total gross premiums	954	1,198
Investment income	126	114
Fee and commission income	51	32
Other revenues	1	1

Total revenues	1,132	1,345

INVESTMENTS, ASSETS AND CAPITAL GEOGRAPHICALLY

In million EUR

At June 30, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Investments
Shares	1,332	1,777	64	198	84	3,455
Bonds	61,199	18,336	5,491	4,139	21	89,186
Loans	12,241	9,681	6	657	0	22,585
Other financial assets	8,648	88	0	92	0	8,828
Investments in real estate	464	2,095	0	0	0	2,559

Investments general account	83,884	31,977	5,561	5,086	105	126,613
Shares	0	8,840	26,935	223	(16)	35,982
Bonds	0	10,112	15,525	323	0	25,960
Separate accounts and investment funds	47,693	0	3,628	2,056	0	53,377
Other financial assets	0	1,080	7,129	130	0	8,339
Investments in real estate	0	0	1,802	0	0	1,802

Investments for account of policyholders	47,693	20,032	55,019	2,732	(16)	125,460

Investments on balance sheet	131,577	52,009	60,580	7,818	89	252,073
Off balance sheet investments third parties	69,976	12,805	3,169	6,177	0	92,172

Total revenue generating investments	201,553	64,814	63,749	13,995	89	344,200

Investments
Available-for-sale	65,457	19,020	5,450	2,250	109	92,286
Loans	12,241	9,681	6	657	0	22,585
Held-to-maturity	0	0	0	2,120	0	2,120
Financial assets at fair value through profit or loss	53,415	21,213	53,322	2,791	(20)	130,721
Investments in real estate	464	2,095	1,802	0	0	4,361

Total investments on balance sheet	131,577	52,009	60,580	7,818	89	252,073

Assets and capital
Assets business units	150,828	64,291	67,738	9,772		292,629
Other assets						3,267

Total assets on balance sheet						295,896

Capital in units	10,451	2,575	2,438	1,611		17,075

Total capital base						17,487
Other net liabilities						(412)

Total						17,075

INVESTMENTS, ASSETS AND CAPITAL GEOGRAPHICALLY (continued)

In million EUR

At December 31, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Investments
Shares	1,621	1,997	66	181	70	3,935
Bonds	67,138	18,225	5,595	3,951	22	94,931
Loans	13,459	8,517	7	571	0	22,554
Other financial assets	8,756	66	0	98	0	8,920
Investments in real estate	513	2,008	0	0	0	2,521

Investments general account	91,487	30,813	5,668	4,801	92	132,861
Shares	0	9,763	31,757	212	(24)	41,681
Bonds	0	10,628	18,216	248	0	29,092
Separate accounts and investment funds	55,474	0	3,845	2,165	0	61,484
Other financial assets	0	990	6,525	104	0	7,619
Investments in real estate	0	0	2,508	0	0	2,508

Investments for account of policyholders	55,474	21,354	62,851	2,729	(24)	142,384

Investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245
Off balance sheet investments third parties	74,491	13,476	3,903	3,355	0	95,225

Total revenue generating investments	221,452	65,643	72,422	10,885	68	370,470

Investments
Available-for-sale	70,913	19,163	5,563	2,310	98	98,047
Loans	13,459	8,517	7	571	0	22,554
Held-to-maturity	0	0	0	1,876	0	1,876
Financial assets at fair value through profit or loss	62,076	22,479	60,441	2,773	(30)	147,739
Investments in real estate	513	2,008	2,508	0	0	5,029

Total investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245

Assets and capital
Assets business units	165,713	62,009	75,668	9,205		312,595
Other assets						1,525

Total assets on balance sheet						314,120

Capital in units	12,945	3,079	2,954	1,413		20,391

Total capital base						21,394
Other net liabilities						(1,003)

Total						20,391

1.5 Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2008 and December 31, 2007 and the condensed consolidating income statements and condensed cash flow statements are shown for the six months ended June 30, 2008, and 2007. The information is prepared in accordance with IFRS.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. In the AEGON financial statements, TFC is reported as a component of Holdings and other activities, which also includes additional parent company interest charges and holding expenses.

The condensed consolidating balance sheets as at June 30, 2008 and December 31, 2007 are shown below:

As at June 30, 2008 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	126,617	(4)	126,613
Investments for account of policyholders	—	—	125,477	(17)	125,460
Investments in associates	—	—	510	—	510
Group companies and loans	17,574	—	657	(18,231)	—
Other assets and receivables	6,951	386	42,456	(6,480)	43,313

Total assets	24,525	386	295,717	(24,732)	295,896

Shareholders’ equity	11,621	36	11,954	(11,990)	11,621
Other equity instruments	4,805	—	—	—	4,805
Minority interest	—	—	16	—	16

Group equity	16,426	36	11,970	(11,990)	16,442

Trust pass-through securities	—	—	124	—	124
Subordinated borrowings	34	—	—	—	34

Insurance contracts general account	—	—	86,011	—	86,011
Insurance contracts for account of policyholders	—	—	68,854	—	68,854
Investment contracts general account	—	—	33,720	—	33,720
Investment contracts for account of policyholders	—	—	56,713	—	56,713
Loans from group companies	3,419	—	9,323	(12,742)	—
Other liabilities	4,646	350	29,002	—	33,998

Total equity and liabilities	24,525	386	295,717	(24,732)	295,896

As at December 31, 2007

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	132,867	(6)	132,861
Investments for account of policyholders	—	—	142,408	(24)	142,384
Investments in associates	—	—	472	—	472
Group companies and loans	22,185	—	589	(22,774)	—
Other assets and receivables	4,946	413	38,969	(5,925)	38,403

Total assets	27,131	413	315,305	(28,729)	314,120

Shareholders’ equity	15,151	(11)	15,299	(15,288)	15,151
Other equity instruments	4,795	—	—	—	4,795
Minority interest	—	—	16	—	16

Group equity	19,946	(11)	15,315	(15,288)	19,962

Trust pass-through securities	—	—	143	—	143
Subordinated borrowings	34	—	—	—	34

Insurance contracts general account	—	—	88,496	—	88,496
Insurance contracts for account of policyholders	—	—	78,394	—	78,394
Investment contracts general account	—	—	36,089	—	36,089
Investment contracts for account of policyholders	—	—	63,756	—	63,756
Group companies and loans	3,091	—	10,350	(13,441)	—
Other liabilities	4,060	424	22,762	—	27,246

Total equity and liabilities	27,131	413	315,305	(28,729)	314,120

The condensed consolidating income statements for the six months ended June 30, 2008 and 2007:

Six months ended June 30, 2008 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	609	7	17,419	(409)	17,626
Income from reinsurance ceded			749		749
Results from financial transactions	23		(11,240)	9	(11,208)
Other income

Total income	632	7	6,928	(400)	7,167

Charges
Benefits and expenses	55	2	6,229		6,286
Impairment charges/(reversals)			135		135
Interest charges and related fees	118	16	125	(53)	206
Other charges

Total charges	173	18	6,489	(53)	6,627

Share in net results of associates			20		20

Income before tax	459	(11)	459	(347)	560
Income tax	(30)	3	(104)		(131)

Net income	429	(8)	355	(347)	429

Six months ended June 30, 2007 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	1,618	15	19,503	(1,369)	19,767
Income from reinsurance ceded	—	—	841	—	841
Results from financial transactions	(65)	—	4,045	—	3,980
Other income	—	—	212	—	212

Total income	1,553	15	24,601	(1,369)	24,800

Charges
Benefits and expenses	41	46	22,694	—	22,781
Impairment charges/(reversals)	—	—	15	—	15
Interest charges and related fees	171	—	90	(54)	207
Other charges	—	—	181	—	181

Total charges	212	46	22,980	(54)	23,184

Share in net results of associates	—	—	17	—	17

Income before tax	1,341	(31)	1,638	(1,315)	1,633
Income tax	21	11	(303)	—	(271)

Net income	1,362	(20)	1,335	(1,315)	1,362

The condensed consolidating cash flow statements for the six months ended June 30, 2008 and 2007 are presented below:

Six months ended June 30, 2008 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities	99	(14)	4,694	—	4,779

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(4)	—	(4)
Purchase and disposal of equipment and other assets	—	19	85	—	104
Purchase, disposal and dividends of subsidiaries and associates	1,374	—	(1,546)	(5)	(177)

Cash flow from investing activities	1,374	19	(1,465)	(5)	(77)

Cash flow from financing activities
Issuance and purchase of share capital	(75)	—	—	—	(75)
Dividends paid	(402)		—		(402)
Issuance, repayment and coupons of perpetuals	(123)	—	—	—	(123)
Issuance, repayment and finance interest on borrowings	810	(5)	(631)	5	179

Cash flow from financing activities	210	(5)	(631)	5	(421)

Net increase / (decrease) in cash and cash equivalents	1,683	—	2,598	—	4,281

Six months ended June 30, 2007 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities	(1,017)	23	3,262	—	2,268

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(3)	—	(3)
Purchase and disposal of equipment and other assets	—	(22)	3	—	(19)
Purchase, disposal and dividends of subsidiaries and associates	—	—	(1,720)	(3)	(1,723)

Cash flow from investing activities	—	(22)	(1,720)	(3)	(1,745)

Cash flow from financing activities
Issuance and purchase of share capital	(289)	—	7	—	(282)
Dividends paid	(440)				(440)
Issuance, repayment and coupons of perpetuals	(111)	—	—	—	(111)
Issuance, repayment and finance interest on borrowings	(352)	(3)	1,672	3	1,320

Cash flow from financing activities	(1,192)	(3)	1,679	3	487

Net increase / (decrease) in cash and cash equivalents	(2,209)	(2)	3,221	—	1,010

1.6 Other explanatory notes

Condensed consolidated income statement

The result from financial transactions in the first half of 2008 amounts to a loss of EUR 11,208 million compared to a gain of EUR 3,980 million in the first half of 2007. This decrease primarily reflects losses on investments for account of policyholders. These losses are offset by a decrease in the benefits and expenses line which went down from an amount of EUR 22,781 million in the first half of 2007 to EUR 6,286 million in the first half of 2008.

Included in results from financial transactions is a EUR 72 million gain resulting from the fair value movement of bonds held by AEGON NV at fair value through profit or loss in the first half of 2008. The interest rate risk on these bonds is hedged using swaps.

Capital and funding

The capital management section, provided on page 67, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

On February 26, 2008, AEGON entered into an agreement to acquire 100% of Ankara Emeklilik Anonim Sirketi (Ankara Emeklilik), a Turkish life insurance and pension provider, from Polis Bakim ve Yardim Sandigi. The transaction was subject to regulatory approval in Turkey, and closed in early July. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management (Source: Pension Monitoring Center - February 18, 2008). Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Sekerbank.

On April 21, 2008, AEGON and China’s Industrial Securities completed the establishment of their asset management joint venture following the recent final approval by the regulatory authorities. Under the agreement, AEGON acquired a 49% interest in Industrial Fund Management Company (IFMC), a Chinese mutual fund manager with approximately EUR 3 billion assets under management as of March 31, 2008. Industrial Securities, one of China’s leading securities companies, will retain the remaining 51% of IFMC. The initial agreement was announced on May 28, 2007. The joint venture will be renamed AEGON Industrial Fund Management Company. Both shareholders will be equally represented in the Board of Directors. The current management team led by CEO Yang Dong will continue to lead AEGON IFMC with the objective of becoming one of the top players in the Chinese fund management market. Over the past two years, assets under management have increased from EUR 600 million to EUR 3 billion.

On June 30, 2008, AEGON completed the 100% purchase of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The agreement was signed on February 21, 2008 and it was subject to regulatory approval, which was subsequently received. Following the acquisition, assets under management increased by approximately EUR 300 million.

On June 30, 2008, AEGON Hungary Pension Fund merged with ‘Uniqa and Public Service Pension Fund’. As a result of the merger, AEGON is the second largest pension fund provider in Hungary (source: Hungarian Financial Supervisory Authority (HFSA) 3Q 2007 figures).

On June 30, 2008, AEGON completed the planned merger of its pension fund management company PTE AEGON with BRE Bank’s PTE Skarbiec- Emerytura. As part of the merger agreement, AEGON acquired BRE Bank’s shareholding in the newly combined pension fund management company. The merger, agreed in June last year, will strengthen AEGON’s position both in the Polish pension market and in the Central and Eastern European region as a whole. With the merger, AEGON has become Poland’s fifth largest pension fund manager, with a market share of approximately 6% (source: www.knf.gov.pl). The combined fund has some 800,000 members and more than EUR 1.8 billion in assets under management.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2007 consolidated financial statements of AEGON.

1.7 Subsequent Events

On July 10, 2008, AEGON finalized the acquisition of the Turkish life insurance and pension provider Ankara Emeklilik. The agreement was announced in February 2008 and was subject to regulatory approval.

On July 21, 2008, AEGON announced that it completed an innovative securitization transaction to improve capital efficiency and optimize the capital structure as part of the Group’s new strategy. This transaction adds around EUR 315 million (GBP 250 million) of core capital, thus enhancing the financial flexibility of the Group. Also, the transaction improves the return on capital deployed in the United Kingdom.

On August 29, 2008, AEGON signed a life insurance, pension and health joint venture agreement with savings bank Caixa Terrassa. Caixa Terrassa serves approximately 500,000 customers and is one of the largest savings banks in Catalonia. As part of the joint venture agreement, AEGON will pay EUR 190 million for a 50% stake in Caixa Terrassa Vida. Based on performance of the joint venture, AEGON may pay an additional consideration to Caixa Terrassa. Under the joint venture agreement, Caixa Terrassa will exclusively distribute life insurance, pension and health products through its network of almost 300 bank branches. AEGON will fully integrate Caixa Terrassa Vida’s back office into its own operations.

On September 16, 2008, AEGON released details of its exposure to Lehman Brothers, following reports that the trading firm has filed a petition for Chapter 11 bankruptcy protection in the US:

•	AEGON does not hold common equity in Lehman Brothers.

•

During 2008, AEGON has actively lowered its exposure to Lehman Brothers by approximately 20%. As of September 12, 2008, AEGON had a total general account fixed income exposure of EUR 265 million. This amount includes Credit Default Swaps-related exposure to Lehman Brothers.

•

The ultimate effect of a default by Lehman Brothers on AEGON’s excess capital and net income will be substantially lower than EUR 265 million as a result of a variety of factors, including taxes and recovery values.

•

AEGON also has counter party exposure to Lehman Brothers through derivatives contracts and securities lending transactions. This exposure is either collateralized or on bankruptcy remote entities. The effect of unwinding these transactions is not expected to have a material impact on the Group’s earnings or capital position.

On September 19, 2008, in the light of the actions of the Federal Reserve Board, AEGON released details of its exposure to AIG.

•	AEGON does not hold common equity in AIG.

•	During 2008, AEGON has actively lowered its exposure to AIG by approximately 20%. As of September 18, 2008, AEGON had a total general account gross exposure of:

•	EUR 189 million to the AIG holding company.

•	EUR 311 million to AIG operating companies, including American General Finance, SunAmerica Life and International Lease Finance Corp.

•	AEGON believes that credit exposure to the AIG holding company requires a different assessment than exposure to the operating companies.

•	Any effect of credit losses on AEGON’s excess capital and net income will be substantially lower as a result of a variety of factors, including taxes and recovery values.

•

AEGON has limited counter party exposure to AIG through general insurance contracts. The potential effect of non-performance on these insurance contracts is not expected to have a material impact on the Group’s earnings or capital position.

On September 19, 2008, AEGON announced that, based on industry-wide recommendations of the Dutch Ombudsman for Financial Services, it will reduce the costs of its unit linked insurance policies sold in the Netherlands. In recent years, AEGON has made substantial improvements by reducing costs and premiums to unit linked products. The value of these improvements total EUR 380 million before tax. AEGON will implement further product improvements that have a value of EUR 140 million before tax. This additional amount will be reflected in AEGON’s profit and loss statement over the remainder of the life of affected policies. As a result of these measures, costs of unit linked insurance policies sold by AEGON in the Netherlands will be consistent with the recommendations of the Ombudsman and a recent settlement within the industry. Over 75% of AEGON’s unit linked insurance customers have benefitted from previous product improvements. Currently, more than 70% of all customers are charged less than 3% of costs. AEGON’s unit linked portfolio consists of 1.3 million policies, of which 50% have a guaranteed minimum return. AEGON has previously provisioned EUR 255 million for these guarantees.

ITEM 2:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in our Report on Form 20-F filed with the SEC on March 28, 2008.

2.2 Application of Critical Accounting Policies – IFRS

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to employ its judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from these estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s financial statements in this report. We have summarized in the following sections the IFRS accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

In the United States, a guaranteed minimum withdrawal benefit is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance will cause the guaranteed benefits to exceed the policyholder account value and thus become in the money.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	The Netherlands[2]	2008 Total	United States[1]	Canada[1]	The Netherlands[2]	2007 Total
At January 1	(20)	595	378	953	(28)	492	275	739
Incurred guarantee benefits	52	96	91	239	24	50	7	81
Paid guarantee benefits	—	(4)	—	(4)	—	4	—	4
Net exchange differences	—	(59)	—	(59)	—	39	—	39

At June 30	32	628	469	1,129	(4)	585	282	863

In million EUR at June 30	United States[1]	Canada[1]	The Netherlands[2]	2008 Total	United States[1]	Canada[1]	The Netherlands[2]	2007 Total
Account value	3,668	2,856	6,260	12,784	2,906	3,695	6,573	13,174
Net amount at risk	132	613	202	947	1	584	46	631

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2008, the reinsured account value was EUR 5.8 billion (December 31, 2007: EUR 6.9 billion) and the guaranteed remaining balance was EUR 4.3 billion (December 31, 2007: EUR 4.5 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At June 30, 2008, the contract had a value of EUR 12 million (December 31, 2007: EUR 1 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling Standard & Poor’s 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

In million EUR	GMDB[1]	GMIB[2]	GMAB[3]	2008 Total	GMDB[1]	GMIB[2]	GMAB[3]	2007 Total
At January 1	175	113	436	724	117	123	768	1,008
Incurred guarantee benefits	(7)	25	164	182	(21)	(27)	(499)	(547)
Paid guarantee benefits	(21)	(4)	—	(25)	15	12	—	(27)
Net exchange differences	(11)	(8)	—	(19)	(3)	(3)	—	(6)

At June 30	136	126	600	862	108	105	269	482

In million EUR, at June 30	GMDB[1]	GMIB[2]	GMAB[3]	2008 Total[4]	GMDB[1]	GMIB[2]	GMAB[3]	2007 Total[4]
Account value	21,424	7,078	13,766	42,268	23,401	8,047	13,039	44,487
Net amount at risk	2,735	313	308	3,356	1,352	233	11	1,596
Average attained age of contract holders	65	64	NR		65	64	NR

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Guaranteed minimum accumulation benefit in the Netherlands.
[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At June 30, 2008, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (June 30, 2007: 9%); gross short-term growth rate of 10% (June 30, 2007: 4.75%); gross short- and long-term fixed security growth rate of 6% (June 30, 2007: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (June 30, 2007: 3.5%). For Canada these assumptions, at June 30, 2008, were as follows: gross long-term equity growth rate of 9% (June 30, 2007: 9%); and gross short-term growth rate of 12% (June 30, 2007: 9%). For both countries the reversion period for the short-term rate is five years.

Sensitivity of DPAC and VOBA to Changes in Key Assumptions

A 1% decrease in the expected long-term or short-term equity growth rates with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances of approximately EUR 20 million after tax. A change in both the long-term and short-term equity growth rates to 8% would decrease DPAC and VOBA balances by approximately EUR 70 million after tax. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.0 billion at June 30, 2008.

For the fixed annuities and fixed universal life insurance products, the estimated gross profit calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

The movements in DPAC over the first six months of 2008 compared to the first six months of 2007 can be summarized and compared as follows:

In million EUR	Six months ended June 30,
	2008	2007
At January 1	10,957	10,938
Costs deferred/rebates granted during the year	828	893
Acquisitions through business combination	—	41
Amortization through income statement	(538)	(578)
Shadow accounting adjustments	324	133
Net exchange differences	(716)	(106)
Other movements	(8)	(39)

At June 30	10,847	11,282

The movement in VOBA over the first six months of 2008 can be summarized and compared to the first six months of 2007 as follows:

In million EUR	Six months ended June 30,
	2008	2007
At January 1	3,927	3,959
Acquisitions through business combination	3	65
Amortization / depreciation through income statement	(128)	(142)
Shadow accounting adjustments	142	98
Net exchange differences	(262)	(27)
Other movements	—	5

At June 30	3,682	3,958

VOBA, DPAC per line of business

DPAC per line of business

In million EUR	June 30, 2008	December 31, 2007
Life and protection	5,667	5,759
Individual savings and retirement products	1,295	1,197
Pensions and asset management	2,887	2,994
Institutional guaranteed products	221	219
Reinsurance	775	786
General insurance	2	2

	10,847	10,957

VOBA per line of business

In million EUR	June 30, 2008	December 31, 2007
Life and protection	1,694	1,768
Individual savings and retirement products	285	317
Pensions and asset management	991	1,079
Institutional guaranteed products	68	54
Reinsurance	550	607
Distribution	94	102

	3,682	3,927

ii Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Changes in own credit risk are not considered when determining the fair value of insurance and investment liabilities as these contractholders have precedence over other creditors in case of default. Own credit risk is considered in measuring the fair value of borrowings and other liabilities.

iii Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the measurement of interests held in non-quoted investment funds is based on the fair value of the underlying assets. The fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group’s interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Fair value measurement

The fair values of the general account financial instruments carried at fair value were determined as follows:

in EUR million	Published price quotations in an active market[1]	Valuation technique- based on market observable inputs[2]	Valuation technique- not based on market observable inputs[3]	June 30, 2008 Total	Published price quotations in an active market [1]	Valuation technique- based on market observable inputs[2]	Valuation technique- not based on market observable inputs[3]	December 31, 2007 Total
Financial assets/ liabilities
Available for sale assets	55,675	35,117	1,493	92,285	58,675	38,090	1,282	98,047
Financial assets at fair value through profit or loss	2,825	2,836	1,407	7,068	3,079	3,330	1,454	7,863
Derivatives	38	(423)	(633)	(1,018)	(7)	(238)	(600)	(845)
Borrowings	39	794	—	833	—	980	—	980

[1]

Included in this category are financial assets and liabilities that are measured in whole or in part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Main asset classes included in this category are financial assets for which the fair value is determined by management using various inputs, including pricing vendors or binding broker quotes and assets for which the fair value is determined by reference to indices.

[2]

Included in this category are financial assets and liabilities that are measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions in the same instrument or based on available market data. Main asset classes included in this category are financial assets for which pricing is determined by management based on various market observable inputs but may include insignificant assumptions which are not observable, such as the illiquidity premium assumption used in the valuation of private placements.

[3]

Not based upon market observable input means that fair values are determined in whole or in part using a valuation technique (model) based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data. Main asset classes in this category are hedge funds, private equity funds and limited partnerships.

Valuation techniques are used to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of AEGON. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available, which might include AEGON’s own data.

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. When AEGON has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value. From time to time, AEGON may sell securities in the ordinary course of managing its portfolio to meet diversification, credit quality, yield enhancement, asset-liability management and liquidity requirements. These subsequent decisions are consistent with the classification of AEGON’s investment portfolio as available-for-sale. AEGON expect to continue to manage all non-trading invested assets within our portfolios in a manner that is consistent with the available-for-sale classification.

The amortized cost and fair value of bonds, money market investments and other are as follows as of June 30, 2008 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- United States government	2,593	90	(19)	2,664	1,666	998
- Dutch government	1,963	2	(84)	1,881	59	1,822
- Other government	16,366	216	(672)	15,910	2,352	13,558
- Mortgage backed	11,597	41	(1,079)	10,559	1,489	9,070
- Asset backed	9,620	13	(1,249)	8,384	892	7,492
- Corporate	49,704	611	(3,229)	47,086	11,963	35,123
Money market investments	5,306	—	—	5,306	5,306	—
Other	812	66	(33)	845	576	269

Total	97,961	1,039	(6,365)	92,635	24,303	68,332

Of which held by AEGON Americas, NL and UK	93,626	1,017	(6,142)	88,501	23,555	64,946

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at June 30, 2008 is presented in the table below.

Unrealized losses – bonds and money market investments

	June 30, 2008		December 31, 2007
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Asset Backed Securities (ABSs) – Aircraft	58	(18)	97	(9)
ABSs – CBOs	580	(91)	645	(40)
ABSs – Housing related	2,078	(680)	2,529	(351)
ABSs – Credit cards	2,404	(174)	2,407	(117)
ABSs – Other	2,372	(287)	1,990	(90)
Residential mortgage backed securities	5,060	(779)	3,377	(179)
Commercial mortgage backed securities	4,007	(300)	3,439	(128)
Financial	14,512	(1,900)	14,929	(994)
Industrial	16,604	(1,126)	13,621	(679))
Utility	4,016	(202)	2,996	(112)
Sovereign exposure	16,362	(775)	9,304	(298)

Total	68,053	(6,332)	55,334	(2,997)

Of which held by AEGON Americas, NL and UK	64,687	(6,109)	52,773	(2,883)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2008, is presented in the table below. The following unrealized loss consists of 2,527 issuers.

Unrealized losses – bonds and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	June 30, 2008		December 31, 2007
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Asset Backed Securities (ABSs) – Aircraft	58	(18)	97	(9)
ABSs – CBOs	580	(91)	645	(40)
ABSs – Housing related	2,078	(680)	2,491	(348)
ABSs – Credit cards	2,404	(174)	2,407	(117)
ABSs – Other	2,372	(287)	1,990	(90)
Residential mortgage backed securities	5,009	(775)	3,345	(177)
Commercial mortgage backed securities	4,007	(300)	3,349	(129)
Financial	13,867	(1,817)	14,396	(954)
Industrial	16,212	(1,105)	13,324	(665)
Utility	3,918	(195)	2,923	(108)
Sovereign exposure	14,182	(667)	7,716	(246)

Total AEGON Americas, NL and UK	64,687	(6,109)	52,773	(2,883)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2008, there are EUR 951 million of gross unrealized gains and EUR 6,109 million of gross unrealized losses in the AFS bonds portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 3% of the total unrealized position. The largest single issuer unrealized loss is EUR 118 million and relates to a securitized portfolio of residential mortgage backed securities that contains fixed income positions of investment grade quality.

Financial and credit market conditions deteriorated significantly in the second half of 2007 and continued to be under considerable stress through the first half of 2008. Yield premiums for credit risk remain at elevated levels. Tightened credit conditions, combined with the subprime mortgage collapse and its impact on housing markets, now threaten economic growth throughout the world. Banks and other financial firms have been particularly hard-hit, compelling the US Federal Reserve and other governmental authorities to provide extraordinary support to the financial system. In the US, the Federal Reserve continued to reduce short term interest rates and provided additional emergency measures to bolster market liquidity and confidence. Longer term rates, however, have fallen materially less than short term rates, in part due to market fears that inflation risks have risen. Globally, nearly every stock market has fallen significantly during 2008, as the mix of slower economic growth, higher energy prices, and inflation fears has slashed equity valuations. Corporate default rates have begun to rise from recent low levels, particularly among firms directly impacted by subprime mortgages or housing markets. In most markets volatility remains high and liquidity is constrained.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of June 30, 2008:

Asset Backed Securities

ABS-Collateralized Bond Obligations( CBOs):

ABS-Collateralized Bond Obligations are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure. If cash flow models indicate a credit event will impact future cash flows, the security has been impaired to fair value.

ABS – Housing

ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market commensurate with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities and impairments within this portfolio.

ABS – Subprime Mortgage Exposure

AEGON does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score at issue of the underlying mortgage borrowers in a securitization trust is below 660. AEGON also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issue.

The following tables provide the market values and amortized cost of the AFS sub prime mortgage exposure by rating.

	Market Value by Quality
In EUR million	AAA	AA	A	BBB	< BBB	Total
Sub-prime Mortgages - Fixed Rate	801	118	—	—	—	919
Sub-prime Mortgages - Floating Rate	242	238	41	6	46	573
Second Lien Mortgages (1)	76	193	10	78	26	383

Total	1,119	549	51	84	72	1,875
	59.7%	29.3%	2.7%	4.5%	3.8%	100.0%

	Amortized costs by Quality
In EUR million	AAA	AA	A	BBB	< BBB	Total
Sub-prime Mortgages - Fixed Rate	888	142	—	—	—	1,032
Sub-prime Mortgages - Floating Rate	277	406	74	33	139	927
Second Lien Mortgages (1)	86	302	18	125	48	579

Total	1,251	850	92	158	187	2,538
	49.3%	33.5%	3.6%	6.2%	7.4%	100.0%

(1)	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following tables provide the market values and amortized cost of the AFS sub prime mortgage exposure by vintage.

	Market Value by Vintage
In EUR million	Pre-2004	2004	2005	2006	2007	2008	Total
Sub-prime Mortgages - Fixed Rate	396	111	122	113	177	—	919
Sub-prime Mortgages - Floating Rate	53	9	153	195	137	26	573
Second Lien Mortgages (1)	88	27	42	89	137	—	383

Total	537	147	317	397	451	26	1,875
	28.7%	7.8%	16.9%	21.2%	24.0%	1.4%	100.0%

	Amortized cost by Vintage
In EUR million	Pre-2004	2004	2005	2006	2007	2008	Total
Sub-prime Mortgages - Fixed Rate	413	131	136	134	218	—	1,032
Sub-prime Mortgages - Floating Rate	63	10	211	311	305	27	927
Second Lien Mortgages (1)	99	39	64	155	222	—	579

Total	575	180	411	600	745	27	2,538
	22.6%	7.1%	16.2%	23.6%	29.4%	1.1%	100.0%

(1)	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the market values of the AFS sub prime mortgage exposure by tranche.

In EUR million	Insured	Senior	Mezzanine	Subordinate/Net Interest Margin	Total
Sub-prime Mortgages - Fixed Rate	283	591	45	—	919
Sub-prime Mortgages - Floating Rate	69	214	290	—	573
Second Lien Mortgages (1)	282	69	30	2	383

Total	634	874	365	2	1,875
	33.8%	46.6%	19.5%	0.1%	100.0%

(1)	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the amortized cost of the AFS sub prime mortgage exposure by tranche.

In EUR million	Insured	Senior	Mezzanine	Subordinate/Net Interest Margin	Total
Sub-prime Mortgages - Fixed Rate	316	659	57	—	1,032
Sub-prime Mortgages - Floating Rate	87	251	589	—	927
Second Lien Mortgages (1)	456	82	39	2	579

Total	859	992	685	2	2,538
	33.9%	39.0%	27.0%	0.1%	100.0%

(1)	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 154 million with an amortized cost balance of EUR 161 million. All but one position have vintages of 2003 or prior. These amounts are not included in our sub prime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses on securities within the ABS Housing sector, cash flows were modeled using the current collateral pool and capital structure to determine whether there has been an adverse change in cash flows. Once the entire pool is modeled, the results are analyzed to determine whether AEGON’s particular tranche or holding is at risk for payment interruption. If cash flow models indicate a credit event will impact future cash flows, the security is impaired to fair value.

AEGON has exposure to three securities rated below investment grade which have unrealized loss positions greater than EUR 15 million. Total unrealized loss on these positions amount to EUR 45 million with a combined market value at June 30, 2008 of EUR 14 million.

When the gross unrealized losses on the aforementioned holdings are combined with the four largest investment grade losses within the ABS housing related portfolio, the aggregate unrealized loss is EUR 145 million or 21% of the gross unrealized losses in this sector. For each of these holdings, the collateral pools have experienced higher than expected delinquencies and losses, exacerbated by the impact of declining home values on borrowers using affordability products. Further impacting the unrealized losses is spread widening due to illiquidity as well as increased extension risk due to slower than expected prepayments. Despite the continued decline in the margin of safety on these securities during the first half of 2008, cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holding.

As the unrealized losses in the ABS Housing portfolio relates to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2008.

ABS – Credit cards

ABS- credit cards are bonds secured by pools of consumer credit card receivables, primarily originated by the largest US financial institution issuers. The unrealized loss in the ABS credit card sector is a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the credit card ABS portfolios with large subprime segments may be negatively impacted by the slowing domestic economy and housing market, there has been no rating migration of any of the bonds held by AEGON. All of the ABS credit cards bonds held by AEGON are rated investment grade, and the overall market value as a percent of book value on those securities in an unrealized loss position is 93%. As there has been no impact to expected future cash flows, AEGON does not consider the underlying investments to be impaired as of June 30, 2008.

ABS – Other

ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, loans to small businesses and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. All of the securities in an unrealized loss in this section are rated investment grade. The overall market value as a percent of book value on those securities in an unrealized loss position is 89%. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken.

Residential mortgage backed securities

Residential mortgage-backed securities (RMBS) are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Company’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

RMBS securities are monitored and modeled under base and several stress-case scenarios by asset specialists using widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. RMBS models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

The unrealized loss on RMBS is EUR 775 million. Of the RMBS unrealized losses, EUR 118 million is attributed to the AAA rated generic shelf name, Countrywide Alternative Loan Trust and was previously noted as the issuer with the largest unrealized loss position. AEGON owns EUR 495 million securities under the Countrywide Alternative Loan Trust name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low floating-rate reset margins, slow prepayment speeds, severe illiquidity in the market for near-prime securities, and the unprecedented level of mortgage-related credit spread widening have pushed the overall market value as a percent of book on those RMBS bonds in an unrealized loss position to 87%.

Alt-A Mortgage Exposure

Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. AEGON’s Alt-A portfolio is backed by loans with loan to values (LTVs) greater than 70%, average FICO scores between 660 and 720 at issue, and greater than 50% of the loans in the pool contained limited documentation to support the borrowers’ financial position at issue. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

in EUR million

Rating	Market Value	%	Amortized Cost	%
AAA	986	99.8%	1,065	99.8%
AA	—	0.0%	—	0.0%
A	2	0.2%	3	0.2%

Grand Total	988	100.0%	1,068	100.0%

in EUR million

VINTAGE	Market Value	%	Amortized Cost	%
2004 & Prior	65	6.6%	84	7.9%
2005	152	15.4%	227	21.2%
2006	252	25.5%	337	31.6%
2007	367	37.1%	262	24.5%
2008	152	15.4%	158	14.8%

Grand Total	988	100.0%	1,068	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be dramatically higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily AAA rated, with virtually all of these positions being super-senior AAA rated securities. The following tables provide the market values and amortized cost of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

in EUR million

Rating	Market Value	%	Amortized Cost	%
AAA	1,158	99.7%	1,484	99.8%
AA	3	0.3%	3	0.2%
A		0.0%		0.0%

Grand Total	1,161	100.0%	1,487	100.0%

in EUR million

VINTAGE	Market Value	%	Amortized cost	%
2004 & Prior	32	2.8%	42	2.8%
2005	348	30.0%	470	31.6%
2006	449	38.6%	635	42.7%
2007	272	23.4%	279	18.8%
2008	60	5.2%	61	4.1%

Grand Total	1,161	100.0%	1,487	100.0%

For all securities in an unrealized loss position, the market to book value ratio is 85% and all of the securities in an unrealized loss in this section are rated investment grade. As the unrealized losses in the RMBS portfolio relates to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2008.

Commercial mortgage backed securities

Commercial mortgage-backed securities (CMBS) are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

All CMBS securities are monitored and modeled under base and several stress-case scenarios by asset specialists using widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. CMBS models incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

The unrealized loss on CMBS is EUR 300 million. The fundamentals of the CMBS market are, on average, strong but are starting to show some signs of deterioration in some markets. The introduction of the 20% and 30% credit enhanced, super senior AAA classes provide an offset to these negative fundamentals. The lending market has become virtually frozen as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed lending. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

Of the CMBS unrealized loss, 16% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are primarily a function of the overall size of our LBUBS holdings, EUR 729 million, and are not due to issuer specific credit related concerns. AEGON believes that the underlying investments are well underwritten and have performed relatively better than other comparable CMBS structures. The unrealized loss on LBUBS is a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

For all securities in an unrealized loss position, the market to book value ratio is 93%. As the unrealized losses in the CMBS portfolio relates to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2008.

There are no individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. For all these sub-sectors the fundamentals are weakening. However, the financial sector has seen a larger impact to valuations from the broader market volatility given it is a focal point of the current concerns. The market to book value ratio on all the financial sector securities in an unrealized loss position is 88%.

In September 2008, the write downs taken by some of the larger financial companies combined with higher borrowing costs have caused large financial companies to seek capital infusion or buyouts. In certain circumstances the US Government has stepped in to help companies with liquidity until asset values recover.

Banking

The overall exposure to the banking sub-sector in AEGON’s portfolio is diverse and of high quality. Because of the sub-sector’s size, the absolute amount of unrealized losses is large. The unrealized losses in the banking sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market and economic issues plus increased liquidity and capital markets concerns that were referenced in the aforementioned Financial sector commentary), compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the market has continued to weaken, the decline in the market to book value ratio from prior periods is partly the result of maturities and sales of short-dated bonds, which reduced exposure to the banking industry, but increased the proportion of longer duration assets. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

There is one individual issuer rated below investment grade in this sub-sector which has an unrealized loss position greater than EUR 15 million. AEGON’s exposure to Northern Rock PLC bonds in an unrealized loss position has an amortized cost of EUR 109 million as of June 30, 2008. The securities are rated B3 and have unrealized losses of EUR 53 million. Northern Rock PLC, a British mortgage bank, suffered a run on the bank in the fall of 2007 following which the Bank of England provided guarantees and liquidity support to stabilize this UK mortgage lender. Northern Rock was nationalized in the first half of 2008. The nationalization is temporary and the bank is expected to return to private hands once the Bank of England support has been repaid and credit markets stabilize. Payments continue to be made in accordance with the original bond agreements, and no impairment appears warranted as of June 30, 2008. Subsequent to June 30, 2008, the government indicated their intention to convert as much as EUR 3.7 billion of the Bank of England loan into new equity, confirming the government’s continued support of Northern Rock.

In the first six months of 2008 EUR 12 million has been impaired on banking positions.

Brokerage, Insurance and Financial Other

The unrealized losses in the brokerage, insurance and other finance sub-sector are concentrated in a few investment grade securities. These unrealized losses primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market and economic issues plus increased liquidity and capital markets concerns that were referenced in the above market backdrop section), compounded in some cases by the structure of the securities (subordination or other structural features and duration). AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

Subsequent to June 30, 2008, one individual issuer rated above investment grade in this sub-sector had an unrealized loss position greater than EUR 15 million and was subsequently downgraded to below investment grade. Significant losses in the mortgage market and a loss of investor confidence severely impacted the investment bank’s liquidity and ability to conduct business. Consequently on September 15, 2008, Lehman Brothers filed for Chapter 11 bankruptcy. See Impairment losses and recoveries – Bonds section for additional information regarding this subsequent event.

There are no other individual issuers rated below investment grade in the financial sector which have unrealized loss positions greater than EUR 15 million.

Industrial

The Industrial sector is further subdivided into Basic Industries / Capital Goods, Consumer Cyclical, Consumer Non-Cyclical, Communications, Energy, Transportation, Technology, and Industrial other.

Basic Industries and Capital Goods

The Basic and Capital Goods industries encompass various sub-sectors ranging from aerospace defense to packaging. Building materials continue to be impacted by the slowdown in the US housing market. Chemicals have been impacted by concerns of a slowing domestic economy and higher feedstock costs.

While the performance of some of the individual credits and sub-sectors was somewhat below expectations, overall, valuations remain largely stable. Since the securities with unrealized losses are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

Consumer Cyclical

The consumer cyclical sub-sector covers a range of industries including automotives, home construction, lodging, gaming, media and retailers. These industries include some of the largest credit issuers in the market. As a result, AEGON’s overall exposure is large. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which has led to credit deterioration. The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive and home construction.

The slowing domestic economy, combined with the impact of the housing market and moderating consumer sentiment, have negatively affected consumer spending.

The underlying fundamentals driving sales and earnings performance of the automotive industry continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. In addition, the combination of weak consumer confidence, tighter credit standards and growing unemployment has negatively impacted auto sales. On a positive side, the 2007 UAW labor contracts go a long way towards improving fundamental cost disadvantages and liquidity remains adequate across the sector.

Fundamentals in the home construction industry have weakened due to oversupply and tighter lending practices which have led to a decrease in order activity and high cancellation rates. Additionally, the subprime issues and foreclosures have had a dramatic effect on the home construction fundamentals, and have impacted the homebuyer’s ability to finance a home purchase.

Since the securities with unrealized losses are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

Consumer Non-Cyclical

The Consumer Non-Cyclical industry encompasses various sub-sectors ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly weakened due to higher input costs and the industries’ limited ability to pass along these higher costs to the customer. Additionally, shareholder friendly actions and related restructurings have been done at the expense of bondholders.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s exposure is large and the gross dollar amount of unrealized losses is also large. The vast majority of the unrealized losses in the consumer non-cyclical sector is not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates and credit spread widening; therefore, AEGON does not consider those unrealized losses to be impaired as of June 30, 2008.

Energy

The energy sector includes independent oil and natural gas exploration and production companies, refiners, integrated energy companies active in both exploration/production and refining, and oil field service companies. Underlying fundamentals remain strong in the sector, bolstered by continued high commodity prices. Strong cash flow has largely been directed to increasing capital expenditure budgets and share repurchase programs. However, escalating costs are putting pressure on some companies’ ability to find and produce oil and natural gas. Consolidation continues in the sector, although most transactions are funded conservatively.

The overall market to book value ratio on all securities in an unrealized loss position is 95%. Since the securities with unrealized losses are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

Communications

The Communications sector can be further divided in the media cable, media non-cable, wireless and wirelines sub-sectors. Many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. The most significant of these sub-sectors from an unrealized loss perspective is non-cable media.

All media companies, but especially newspaper and directory companies, are suffering from a tepid advertising environment related to the economy and slower growth as advertising dollars shift to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. Previously this space was a focus for activist shareholders and private equity firms, forcing management to respond by increasing financial leverage, performing consolidations or divesting assets. The net effect of this was a weaker credit profile for many companies just as the market started to turn down.

There is one individual issuer in this sub-sector which has an unrealized loss position greater than EUR 15 million. AEGON Canada owns, on an amortized cost basis, EUR 129 million of Bell Canada Enterprises Inc. (BCE) bonds which are under review for possible downgrade, and have unrealized losses of EUR 48 million. Most of these holdings are either 0% coupon strip bonds or 0% coupon residual bonds with a maturity date ranging from 2017 to 2054. The relatively large unrealized loss is impacted by the widening of credit spreads and the long maturity of the bonds, as well as the increase in leverage due to a potential LBO.

BCE announced on June 30th, 2007 that it had reached an agreement to sell all of its outstanding shares to a consortium headed by the Ontario Teachers Pension Plan. In so doing, the purchaser intends to substantially increase the debt level in the balance sheet of the company and, as a result, significantly increase the probability of a rating agency downgrade. The market value of AEGON’s holdings of Bell Canada declined significantly over the course of 2007, but have stabilized through 2008, at end of 2007 levels. The Plan of Arrangement was put before the Quebec Superior Court by BCE and the purchasers. The trustee for the bondholders brought legal action before the court, claiming the transaction required their consent under the terms of the bond indentures and was also not a fair and reasonable transaction. The trial began on December 3, 2007 and concluded January 31, 2008. A Quebec Superior Court judge ruled on March 7, 2008 that the sale could continue dismissing the legal challenge brought forward by BCE’s bondholders. The decision was appealed by the bondholders to the Quebec Appeals Court, and the lower court’s decision was overturned on May 21, 2008. BCE in turn appealed the Quebec Appeals Court ruling to the Supreme Court of Canada. On June 20, 2008, the Supreme Court of Canada ruled in favor of BCE, allowing their privatization plan to proceed. Later that week, BCE received final regulatory approval from Industry Canada, as it met all conditions necessary. Details of the Supreme Court’s decision are unknown at this time and the Supreme Court has given no clarity as to when the details of the ruling will become available.

On July 4, 2008, BCE announced that it had entered into a final agreement with the investor group. This agreement confirmed the share price at CAD 42.75, and revealed that the purchasers had executed the necessary credit documents needed to fund the purchase. Closing of the deal will occur on or before December 11, 2008. Details of the funding agreement are unknown at this time, making accurate cash-flow modeling of the company difficult. Given that the syndicate of banks will look to offload some of this debt in the public high yield market prior to closing, BCE will help the syndicate sell the debt through the road show process. Ratings will be confirmed prior to the road show, and released shortly after the terms of the financing are made public.

Based on a review of the company at this time, the estimated future cash flows appear adequate to meet the payments under the terms of the debt instruments AEGON owns. AEGON will continue to closely monitor and re-evaluate the debt structure as it is established under the pending leverage buy out transaction.

Many companies in the wirelines sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused concern that companies may increase financial leverage.

Since the securities with unrealized losses, excluding Bell Canada, are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of June 30, 2008.

Technology

Issues negatively impacting the sector include consumer spending trends and North American macro economic weakness. Strong balance sheets within the technology sector generally continue to offset the negative trends. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than specific credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

Transportation

The Transportation sector includes railroads, transportation services companies, and airlines. Underlying fundamentals remain intact for most companies in the railroad and transportation services sectors, although the slowing economy and increased fuel expense has started to pressure margins throughout the space. Generally speaking, railroads more than offset volume weakness and increased fuel expenses through strong pricing power, efficiency gains, and fuel surcharges. Transportation services companies have seen margin deterioration due to higher fuel costs and weaker demand. Balance sheets for most railroads and transportation services companies remain intact and are well positioned to weather the current economic cycle. Airline fundamentals have deteriorated significantly due to rapidly increasing fuel costs which have not been fully passed through to the consumer. Airlines have high cash balances by historical standards, and this limits near-term liquidity risk. The airline exposure has senior level collateral protection. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

There are no individual issuers rated below investment grade in the industrial sector which have unrealized loss positions greater than EUR 15 million.

Utility

The utility sector is further sub divided in the Electric, Natural Gas and Other. The overall market to book value ratio on all the Utility sector securities in an unrealized loss position is 95%.

Electric

The Electric Utility sector is generally viewed as a defensive sector during in a weak economic environment. However, some issues negatively impacting the sector include growing capital expenditures programs, the possibility of CO2 legislation, a renewed interest in expanding riskier unregulated generation projects, and an increasingly uncertain state regulatory environment driven by rising energy prices. Since the securities with unrealized losses are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

Natural Gas

The Natural Gas sector includes natural gas pipeline and distribution companies. Underlying fundamentals remain strong for most companies in the pipeline sector as they continue to benefit from increasing energy demand and favorable processing margins. Capital expenditures remained at unprecedented levels as the industry addressed the country’s infrastructure needs. As a result, pipelines will need continued access to the capital markets. The distributors remain well capitalized with increasing focus on reducing exposure to bad debts and weather related volatility. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2008.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Sovereign exposure

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at June 30, 2008.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2008.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	2,741	(67)
Over 1 thru 5 years	18,347	(1,115)
Over 5 thru 10 years	18,305	(1,831)
Over 10 years	25,294	(3,096)

Total	64,687	(6,109)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2008.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	12,922	(590)
AAA	13,388	(1,353)
AA	6,110	(830)
A	13,558	(1,533)
BBB	14,772	(1,223)
BB	1,768	(233)
B	1,200	(253)
Below B	969	(94)

Total	64,687	(6,109)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 -12 months	43,811	3,085	(3,286)	(375)
> 12 months	16,939	852	(2,243)	(205)

Total	60,750	3,937	(5,529)	(580)

Realized gains and losses on bonds of AEGON Americas, AEGON The Netherlands and AEGON UK for the six months ended June 30, 2008:

In million EUR	Gross Realized Gains	Gross Realized Losses
Bonds	124	(271)

Gross realized gains include EUR 7 million of bond recoveries and gross realized losses include EUR 94 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for the six months ended June 30, 2008.

Time period	0 - 12 months	>12 months	Total
In million EUR
Bonds	(122)	(55)	(177)

Impairment losses and recoveries – Bonds

The composition of AEGON’s bond impairment losses and recoveries by issuer for the six months ended June 30, 2008 is presented in the table below. Those issuers with impairments or recoveries above EUR 15 million are specifically noted.

In million EUR	(Impairment)/ Recovery
Issuer name
Impairments:
Structured Asset Loan 2006-BNC1	(33)
Other Impairments (28 unique issuers)	(61)

Sub-total	(94)

Recoveries:
Other Recoveries (18 unique issuers)	7

Sub-total

Net (Impairments) and Recoveries	(87)

During the first half of 2008, AEGON recognized EUR 7 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

A EUR 33 million loss was realized on Structured Asset Loan 2006-BNC1 (SAIL 2006) in 2008. The debt represents a beneficial interest in a portfolio of pooled subprime mortgage loans. The pool contains large concentrations to states with significant declining home values (Florida, California). While the deal continued paying full principal and interest payments during the first half of 2008, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second quarter due to the adverse change in cash flows.

Subsequent to June 30, 2008, significant losses in the mortgage market and a loss of investor confidence severely impacted Lehman Brothers Holding, Inc’s liquidity and ability to conduct business. Consequently on September 15, 2008, Lehman Brothers filed for Chapter 11 bankruptcy. As of September 12, 2008, AEGON had a total general account fixed income and preferred risk exposure of EUR 265. Our Lehman Brothers holdings will be impaired to fair value as of September 30, 2008.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for impairment. If an individual stock is considered to be impaired the value of the stock is written down to fair value. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 38 million of impairment charges for the six months ended June 30, 2008.

As of June 30, 2008, there are EUR 331 million of gross unrealized gains and EUR 49 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR

	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	1,136	1,426	290	1,049	324	377	(34)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2008 is presented in the table below.

Unrealized losses–shares

	June 30, 2008		December 31, 2007
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	33	(4)	1	—
Consumer cyclical	3	(1)	2	—
Consumer non-cyclical	1	—	2	—
Financials	106	(15)	195	(25)
Funds	218	(12)	103	(26)
Industries	13	(1)	22	(5)
Resources	1	(1)	—	—
Services cyclical	0	—	1	—
Services non-cyclical	0	—	—	—
Technology	1	—	2	—
Transport	0	—	2	(1)
Other	1	—	1	(1)

	377	(34)	331	(58)

The table below provides the unrealized loss on shares at June 30, 2008 broken down by the period of time they have been below cost.

Time Period	0 - 12 months	> 12 months	Total
In million EUR
Shares	(28)	(6)	(34)

Impairment losses and recoveries – Shares

The composition of AEGON common stock impairment losses and recoveries by issuer for the six months ended June 30, 2008 is presented in the table below. Those issuers with impairments above EUR 7 million are specifically noted.

(Impairment)/ Recovery in
Issuer Name
Impairments:
Primus Guaranty Ltd.	(26)
Other Impairments (18 unique issuers)	(12)

Total Impairments	(38)

A EUR 26 million loss was realized on Primus Guaranty Ltd. in 2008. Primus Guaranty Ltd. is a seller of credit default swaps. During the first half of 2008, the stock price remained significantly below AEGON’s cost for a prolonged period of time. In accordance with AEGON’s common stock impairment policy, since the stock price appeared unlikely to recover in the near term, an impairment loss was realized in the second quarter of 2008.

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in the first six months of 2008.

Time Period	0 - 12 months	> 12 months	Total
In million EUR
Shares	(37)	(1)	(38)

v Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Refer to Note 18.24 of the notes to our consolidated financial statements in Item 18 of the Annual Report on Form 20-F for more details on assumptions.

vi Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

vii Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk-free rate is the interest rate for Dutch government bonds.

viii Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

2.3 Results of Operations – first six months 2008 compared to first six months 2007

Results of operations

In million EUR	Six months ended June 30,
	2008	2007	%
Operating earnings before tax by line of business
Life and protection	498	610	(18)
Individual savings and retirement products	81	299	(73)
Pensions and asset management	196	263	(25)
Institutional products	100	188	(47)
Reinsurance	34	75	(55)
Distribution	17	19	(11)
General insurance	37	17	118
Other	17	(105)
Share in net results of associates	20	17	18

Operating earnings before tax	1,000	1,383	(28)
Gains/(losses) on investments	(265)	193
Impairment charges	(130)	3
Other income/(charges)	(45)	54

Income before tax	560	1,633	(66)
Income tax	(131)	(271)	(52)

Net income	429	1,362	(69)

Net operating earnings	757	1,054	(28)

Operating earnings before tax geographically
Americas	645	1,079	(40)
The Netherlands	177	207	(14)
United Kingdom	93	137	(32)
Other countries	68	65	5
Holding and other activities	9	(104)
Eliminations	8	(1)

Operating earnings before tax	1,000	1,383	(28)

Sales

In million EUR	Six months ended June 30,
	2008	2007	%
New life sales
Life single premiums	5,637	7,173	(21)
Life recurring premiums annualized	851	910	(6)
Total recurring plus 1/10 single	1,415	1,627	(13)

Life	564	615	(8)
Savings products	1	1
Pensions	750	825	(9)
BOLI/COLI	13	58	(78)
Reinsurance	87	128	(32)

Total recurring plus 1/10 single	1,415	1,627	(13)

New premium production accident and health insurance	307	336	(9)
New premium production general insurance	32	25	28

Gross deposits (on and off balance sheet)
Fixed annuities	1,181	349
Variable annuities	1,402	1,424	(2)
Savings products	1,336	1,297	3
Retail mutual funds	1,472	1,138	29
Pensions and asset management	5,644	6,085	(7)
Institutional guaranteed products	6,730	12,585	(47)
Reinsurance	2	0

Total gross deposits	17,767	22,878	(22)

Net deposits (on and off balance sheet)
Fixed annuities	(819)	(2,650)	69
Variable annuities	(254)	(316)	20
Savings products	42	115	(63)
Retail mutual funds	587	390	51
Pensions and asset management	1,350	756	79
Institutional guaranteed products	(794)	1,341	(159)
Reinsurance	(29)	0

Total net deposits	83	(364)

Revenues geographically first six months 2008

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	2,894	2,028	4,785	834	—	10,541
Accident and health insurance premiums	831	152	—	43	—	1,026
General insurance premiums	—	263	—	77	—	340

Total gross premiums	3,725	2,443	4,785	954	—	11,907
Investment income	2,284	1,128	1,283	126	37	4,858
Fees and commission income	472	212	123	51	—	858
Other revenues	2	—	—	1	—	3

Total revenues	6,483	3,783	6,191	1,132	37	17,626

Number of employees, including agent-employees	15,568	6,121	5,138	4,506	225	31,558

This report includes two non-GAAP financial measures: net operating earnings and operating earnings before tax. The reconciliation of these measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	Six months ended June 30,
In million EUR	2008	2007	%
Net operating earnings	757	1,054	(28)
Income tax on operating earnings	243	329	(26)
Operating earnings before tax	1,000	1,383	(28)
Net gains and losses on investments	(265)	193
Other income	0	212
Impairment charges	(130)	3
Other charges	0	(181)
Policyholder tax	(45)	23

Income before tax	560	1,633	(66)

Overview

AEGON’s capital position and cash flows continue to be strong despite the ongoing turbulence in financial markets. In this environment, AEGON’s businesses performed well.

Reported results were significantly impacted by the strengthening of the euro against both the US dollar and the British pound.

Operating earnings, which include the effect of market fluctuations on certain fair value items, were down 19% on a constant currency basis (down 28% in euros), compared with the first six months of 2007.

The positive earnings contribution of growth in AEGON’s businesses and more favorable investment spreads in the Americas were more than offset by the negative impact of lower equity and bond markets on earnings from fee generating businesses.

Also as part of its growth strategy, AEGON continued its expansion in the emerging markets of Central and Eastern Europe and Asia.

AEGON’s investment portfolio

During the first six months of 2008, higher credit spreads led to a further decrease in revaluation of fixed income assets. Most of the bonds in AEGON’s portfolio are classified as ‘available for sale’. Under IFRS, any changes in the fair value of such assets are reflected in the revaluation reserve as part of the Group’s shareholders’ equity. Since the end of 2007, AEGON’s revaluation reserve has declined by EUR 2,443 million primarily as a consequence of higher interest rates. Under IFRS, the related benefit of higher interest rates on the value of liabilities is not reported. AEGON has limited direct equity exposure in its investment portfolio, reflected in a negative revaluation of EUR 70 million related to equities.

Unlike impairments, revaluations have no impact on the Group’s earnings. Fixed income assets are impaired if AEGON decides to sell at a loss or otherwise does not expect to receive full principal and interest on a particular investment. AEGON is a long-term investor and generally intends to retain large parts of its portfolio until maturity. Moreover, as a result of the Group’s effective asset and liability management, AEGON has ample liquidity in its investment portfolio and does not expect to be a forced seller of assets. In the Americas, the realized losses in earnings for the first six months reflect normal trading activity in its bond portfolio.

AEGON’s credit risks are concentrated primarily in the United States. Over the last few years, the Group has structured its US investment portfolio defensively to weather a stressed credit environment. As a result, net impairments on credit investments totaled EUR 78 million in the first six months of 2008, a reflection of the continued high quality of the Group’s investment portfolio.

Impairments include EUR 41 million in AEGON’s US subprime mortgage portfolio of EUR 2.5 billion. However, the credit risk is concentrated primarily in a certain segment, floating rate subprime assets, with over 72% rated AAA and AA. At the end of June, these investments, totaling EUR 1.0 billion, showed an unrealized net loss of EUR 388 million. While there is clearly a risk of future impairments in this area, should the markets continue to decline, AEGON believes its exposure is of manageable size.

Results

AEGON’s operating earnings before tax, which include the effect of market fluctuations on certain fair value items, amounted to EUR 1,000 million in the first six months of 2008, down 28% from operating earnings before tax of EUR 1,383 million for the previous year (a decease of 19% at constant currency rates). Lower operating earnings from the Americas, the Netherlands and the UK in the first six months of 2008 more than offset increases from Other countries and Holdings. AEGON Americas saw its operating earnings before tax fall 40% to EUR 645 million (a decrease of 31% at constant currency rates) as earnings on fair value items contributed losses in the first six months of 2008, compared to gains in the first six months of 2007. Operating earnings before tax of AEGON The Netherlands decreased 14% to EUR 177 million, mainly as a result of a decline in the value of the company’s private equity investments, partly offset by the result of a one-time release in accruals. In the UK, operating earnings before tax declined 32% (22% at constant currency rates), due primarily to the impact of lower bond and equity markets on fund-related charges in the pension business. Operating earnings from Other countries increased slightly. Operating earnings from Holdings improved, mainly due to the effect of the widening of the credit spread on issued bonds that are held at fair value through profit or loss.

The fair value movements of certain investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees, the so called fair value items, contributed losses in the first six months of 2008 driven mainly by the change in risk-free interest rates and market movements. Fair value items include assets such as hedge funds, private equity, real estate limited partnerships, convertible bonds and structured products. Also included are the segregated funds offered by AEGON Canada, the total return annuity products of AEGON USA and certain issued bonds of AEGON NV that are held at fair value through profit or loss. Total losses from fair value items in the first six months of 2008 amounted to EUR 107 million, compared to a gain of EUR 251 million in the comparable period of 2007. Excluding the result of fair value items in both years, operating earnings decreased by 2% (increased by 9% at constant currency rates).

Losses on investments and impairment charges totaled EUR 395 million in the first six months of 2008, compared to gains of EUR 196 million in the first six months of 2007. Losses on investments were primarily the result of normal bond trading activity in the Americas and fair value movements on derivatives in the Netherlands. Net impairments totaled EUR 130 million pre tax, including an impairment on subprime mortgage assets of EUR 41 million, compared to net recoveries of EUR 3 million in the first six months of 2007.

Other income/(charges) in the first six months of 2007 includes a one-time gain of EUR 212 million related to the acquisition of OPTAS NV and a loss of EUR 181 million from a refinement in the calculation of the unit linked guarantees in AEGON The Netherlands.

AEGON’s net income decreased by 69% in the first six months of 2008 to EUR 429 million mainly due to lower gains on investments and higher impairments.

Commissions and expenses decreased 4% in the first six months of 2008. Operating expenses were 2% lower, mainly due to the recent strengthening of the euro. At constant currency, operating expenses increased 7%, due to further investments in the business.

Sales

AEGON’s overall new life sales decreased 13% in the first six months of 2008 to EUR 1,415 million (a decrease of 3% at constant currency rates).

In the Americas, new life sales decreased 12% to USD 524 million. Retail life production was up 7% due to sales of high net worth products. This was more than offset by declines in both BOLI/COLI, compared to a strong production in the first six months of 2007, and life reinsurance where clients seek higher retention levels.

In the Netherlands, total new life sales increased by 21% in the first six months of 2008, driven by strong growth of immediate annuity sales and the sale of one large pension contract.

New life sales in the United Kingdom rose 4% to GBP 630 million. Sales increased in most lines of business, with the exception of individual pensions.

New life sales in ‘Other countries’ totaled EUR 123 million in the first six months of 2008, a decrease of 26%. New life sales in Asia decreased significantly as a result of the ongoing shift from traditional to unit-linked products and variable annuity deposits, as well as the negative effect from markets on unit-linked sales in Taiwan. Single premiums in CEE declined because of weakness in the equity markets. New life sales in Spain increased strongly, mainly as a result of higher sales within AEGON’s joint ventures with savings banks.

Deposits declined 22% in the first six months of 2008. The ongoing liquidity disruption and wide credit spreads in the financial markets continued to be challenging with respect to new spread-based institutional sales, which were down 55% over the first six months of 2007. In the Americas, fixed annuity sales increased significantly, benefiting from a steepening of the yield curve. Variable annuity deposits increased in USD primarily as a result of continued strong sales through banks, broker/dealers, fee planners and the inclusion of Merrill Lynch’s life insurance companies.

ii AMERICAS

	Six months ended June 30,			Six months ended June 30,
In million	2008 USD	2007 USD	%	2008 EUR	2007 EUR	%
By secondary segment
Life	367	364	1	240	274	(12)
Accident and health	207	239	(13)	135	180	(25)
Life and protection	574	603	(5)	375	454	(17)
Fixed annuities	141	245	(42)	92	184	(50)
Variable annuities	(34)	126		(22)	95
Retail mutual funds	7	12	(42)	5	9	(44)
Individual savings and retirement products	114	383	(70)	75	288	(74)
Pensions and asset management	92	98	(6)	60	74	(19)
Institutional guaranteed products	119	218	(45)	78	164	(52)
BOLI / COLI	34	32	6	22	24	(8)
Institutional products	153	250	(39)	100	188	(47)
Reinsurance	53	100	(47)	34	75	(55)
Share in net results of associates	2	0		1	0

Operating earnings before tax	988	1,434	(31)	645	1,079	(40)
Gains/(losses) on investments	(144)	181		(94)	136
Impairment charges	(147)	5		(96)	4

Income before tax	697	1,620	(57)	455	1,219	(63)
Income tax	(282)	(466)	(39)	(184)	(351)	(48)

Net income	415	1,154	(64)	271	868	(69)
Net operating earnings	727	1,041	(30)	475	783	(39)
Commissions and expenses	2,497	2,396	4	1,631	1,803	(10)
which includes operating expenses of	1,102	1,062	4	720	798	(10)

	Six months ended June 30,			Six months ended June 30,
In million	2008 USD	2007 USD	%	2008 EUR	2007 EUR	%
New life sales
Life single premiums	459	933	(51)	300	702	(57)
Life recurring premiums annualized	478	501	(5)	312	377	(17)

Total recurring plus 1/10 single	524	594	(12)	342	447	(23)
Life	371	346	7	242	261	(7)
BOLI / COLI	20	78	(74)	13	58	(78)
Reinsurance	133	170	(22)	87	128	(32)

Total recurring plus 1/10 single	524	594	(12)	342	447	(23)
New premium production accident and health insurance	452	428	6	295	322	(8)
Gross deposits (on and off balance)
Fixed annuities	1,808	463		1,181	349
Variable annuities	2,021	1,889	7	1,320	1,421	(7)
Retail mutual funds	1,659	1,432	16	1,084	1,077	1
Pensions and asset management	7,382	6,634	11	4,822	4,993	(3)
Institutional guaranteed products	10,303	16,725	(38)	6,730	12,585	(47)
Reinsurance	3	—		2	0

Total gross deposits	23,176	27,143	(15)	15,139	20,425	(26)

Exchange rates

	Weighted average rate Six months ended June 30		Closing rate as of
Per 1 EUR	2008	2007	June 30, 2008	Dec. 31, 2007
USD	1.5309	1.3289	1.5764	1.4721
CAD	1.5419	1.5059	1.5942	1.4449

Americas

Operating earnings before tax

Operating earnings before tax of AEGON Americas decreased 31% to USD 988 million as fair value items produced losses. Fair value items include certain assets carried at fair value through profit or loss, such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products, as well as total return annuity products, guarantees on variable annuities like GMWB and Canadian segregated funds. Total losses from fair value items were USD 206 million versus a gain of USD 317 million in the comparable period last year. These results were predominantly the result of a continuing decline in Canadian segregated fund earnings, significant negative market valuation changes on certain credit related instruments, as well as the alternative investments performing below long term expectations.

Life and protection earnings were 5% below last year as the result of fair value items was unfavorable relative to the same period last year. Lower expenses related to the Kansas City consolidation were offset by unfavorable mortality.

Individual savings and retirement business declined 70% due to losses of fair value items of USD 168 million compared to gains of USD 86 million in the first six months of 2007. A drop in the risk-free rate in Canada resulted in an underperformance of AEGON Canada’s segregated funds. Low interest rates in the United States, meanwhile, led to declines in the value of AEGON USA’s total return and GMWB products. The decline in earnings was further driven by strong mortality results and increased earnings from rising equity markets in the first six months of 2007, offset by additional earnings from Merrill Lynch.

Pensions and asset management decreased by USD 6 million, mainly reflecting lower results on fair value investments, partly offset by organic growth.

Institutional earnings decreased 39%. The widening of credit spreads caused significant negative mark-to-market on credit derivatives. A large part of the decline in earnings is related to the synthetic CDO program. While these assets cause substantial short-term operating earnings volatility, AEGON does not expect any cash losses on this program and believes these market adjustments will reverse over time as the transactions under the program mature. Total losses from fair value items, including CDOs, in the Institutional business were USD 75 million in the first six months of 2008, compared to gains of USD 126 million in the first six months of 2007. The decrease in short-term rates continued to produce strong positive spreads on institutional guaranteed products.

Life Reinsurance earnings declined to USD 53 million on a one-off reserve strengthening of USD 49 million.

Net income

Net income of USD 415 million in the first six months of 2008 was down 64% driven primarily by lower operating earnings and increased impairment charges and realized losses, reflecting normal trading activity in our bond portfolio. The investment portfolio experienced USD 147 million of pre tax impairments of which USD 105 million were credit impairments, including USD 63 million of impairments related to 2006 vintage subprime mortgages. Net income was also impacted by an extraordinary tax expense related to an internal reinsurance agreement between US and Irish companies within the AEGON Group. These agreements contain an embedded derivative, valued on a mark-to-market basis. While there is no direct impact on AEGON’s overall pre-tax earnings (since any gain or loss on the embedded derivative is eliminated in consolidation), the tax rate differential between the United States and Ireland does cause fluctuations in tax expenses.

Commissions and expenses

Total commissions and expenses increased 4%. Operating expenses increased 4% mainly caused by increased employee expenses due to headcount increases and commissions increased 5% on higher production.

Sales and deposits

Total new life sales in the Americas were down 12% driven by declines in both Reinsurance, where clients seek higher retention levels, and BOLI/COLI, as compared to a strong 2007.

Retail life production was up 7%. Sales of high net worth products continued the positive momentum established during the second half of 2007, with universal life products being the primary driver of growth in that market. This was offset by weak variable universal life sales resulting from the downturn in the equity markets.

In deposits, double-digit growth in both pensions and Individual savings & retirement line of business were offset by a large decrease in institutional deposits. The result was a decline in total gross deposits of 15%.

Fixed annuity deposits reached USD 1.8 billion, benefiting from a steepening of the yield curve, wider credit spreads, a new distribution relationship and demand from customers for guaranteed, stable return products.

Total variable annuity deposits were up 7%. Sales through the bank and broker dealer/fee planner channels were up significantly. This strong increase was offset by lower sales in Canada and lower sales in the direct and agency channel.

Retail mutual fund deposits increased 16% over the deposits from the comparable period last year with a dedicated wholesaling organization now firmly in place.

Pension deposits were up year-on-year due to strong results from the larger case market, partly offset by a lack of terminal funding sales. Sales of managed assets were up significantly.

The on-going liquidity disruption and wide credit spreads in the financial markets continued to be challenging with respect to new spread-based institutional sales, which were down 55% from the results in the first six months of 2007.

iii THE NETHERLANDS

	Six months ended June 30,
In million EUR	2008	2007	%
By secondary segment
Life	61	87	(30)
Accident and health	12	19	(37)
Life and protection	73	106	(31)
Individual savings and retirement products	1	11	(91)
Pensions and asset management	59	76	(22)
Distribution	19	16	19
General insurance	19	(3)
Share in net results of associates	6	1

Operating earnings before tax	177	207	(14)
Gains/(losses) on investments	(178)	122
Impairment charges	(21)	(1)
Other income / (charges)	0	31

Income before tax	(22)	359
Income tax	46	35	31

Net income	24	394	(94)
Net operating earnings	145	154	(6)
Commissions and expenses	609	573	6
which includes operating expenses of	426	393	8
New life sales
Life single premiums	888	618	44
Life recurring premiums annualized	50	53	(6)

Total recurring plus 1/10 single	139	115	21

Life	54	48	13
Pensions	85	67	27

Total recurring plus 1/10 single	139	115	21

New premium production accident and health insurance	9	11	(18)
New premium production general insurance	15	14	7

Gross deposits (on and off balance)
Pensions and asset management	127	268	(53)
Saving deposits	1,336	1,297	3

Total gross deposits	1,463	1,565	(7)

Operating earnings before tax

Operating earnings before tax of AEGON The Netherlands decreased 14% to EUR 177 million, mainly as a result of a decline in the value of the company’s private equity investments, partly offset by the result of a one time release in accruals. Losses from private equity investments were EUR 44 million in the first six months of 2008 and a gain of EUR 13 million in the comparable period last year. Changes to the fair value of private equity investments are reflected in the operating earnings of the Pensions & asset management business.

Earnings from Life and protection decreased 31%. Life insurance decreased mainly due to lower investment income while earnings from Accident & health insurance were lower than last year, mainly because of an increase in expenses.

The individual savings business reported 91% lower earnings primarily due to higher guarantee costs and lower investment performance.

Earnings in Pensions and asset management decreased 22% due to the decline in the value of the company’s private equity investment and lower technical results, largely offset by higher investment income, the inclusion of a Dutch life insurance company and a one-time release of accruals.

Earnings from Distribution increased 19% due to lower expenses and an increase in commission income.

General insurance reported a significant improvement in its performance as the claim experience improved, partly offset by higher expenses. Last years earnings were affected by higher catastrophe expenses as a result of storm damages.

Net income

Net income in the first six months of 2008 declined to EUR 24 million compared to EUR 394 million the same period last year. This decline was the result of lower operating earnings, lower realized gains on shares and negative movements of fair value items and impairments, partly offset by the absence of negative fair value changes on derivatives to lengthen the duration of the investment portfolio in the first six months of 2007. Investment gains on shares were lower following the decision to sell a significant part of the share portfolio in 2007.

Commissions and expenses

Total commissions and expenses increased 6%. Operating expenses increased 8%, mainly due to increased project expenses.

Sales and deposits

Total new life sales were up 21% to EUR 139 million. Sales of individual life single premium products (annuities) were up significantly. Regular premium individual life production was down as commissions paid to agents were lowered. The decline in commissions paid and therefore in sales was in line with market developments and expectations. Pension sales were up 27%, a reflection of increased sales in the institutional market and higher sales through the broker channel.

Sales in accident & health were down as the market became saturated and the decline in more mature products was partially offset by new innovative products. General insurance production was up, the result of the inclusion of several large contracts.

Sales on managed assets decreased 53%, largely because of intense competition in this segment of the market. Gross deposits of saving products showed an increase, a reflection of recent marketing campaigns and more attractive interest rates.

iv UNITED KINGDOM

	Six months ended June 30,			Six months ended June 30,
In million	2008 GBP	2007 GBP	%	2008 EUR	2007 EUR	%
By secondary segment
Life and protection	19	20	(5)	24	30	(20)
Pensions and asset management	55	70	(21)	71	104	(32)
Distribution	(2)	2		(2)	3

Operating earnings before tax	72	92	(22)	93	137	(32)
Gains/(losses) on investments	2	(5)		3	(8)
Impairment charges	(9)	0		(12)	0
Other income/(charges) [1]	(35)	15		(45)	23

Income before tax	30	102	(71)	39	152	(74)
Income tax attributable to policyholder return	35	(15)		45	(23)

Income before income tax on shareholders return	65	87	(25)	84	129	(35)
Income tax on shareholders return	(8)	14		(11)	22

Net income	57	101	(44)	73	151	(52)
Net operating earnings	61	105	(42)	79	156	(49)
Commissions and expenses	329	306	8	424	455	(7)
which includes operating expenses of	200	187	7	257	278	(8)
New life sales [2]
Life single premiums	3,226	3,591	(10)	4,156	5,332	(22)
Life recurring premiums annualized	307	246	25	395	366	(8)
Total recurring plus 1/10 single	630	605	4	811	899	(10)

Life	114	94	21	146	140	4
Pensions	516	511	1	665	759	(12)

Total recurring plus 1/10 single	630	605	4	811	899	(10)

Gross deposits (on and off balance sheet)
Pensions and asset management	304	377	(19)	391	560	(30)

Total gross deposits	304	377	(19)	391	560	(30)

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate Six months ended June 30		Closing rate as of
Per 1 EUR	2008	2007	June 30, 2008	Dec. 31, 2007
GBP	0.7763	0.6734	0.7923	0.7334

AEGON UK

Operating earnings before tax

Operating earnings before tax declined 22%, due primarily to the impact of lower bond and equity markets on fund-related charges in the pension business.

Earnings from Life and protection came in at GBP 19 million. Results were slightly lower than last year due to favorable mortality in 2007 and an increase in commissions and expenses in 2008. Both the annuity and individual protection business continue to experience strong underlying growth following a strategy to expand into higher margin products.

Earnings from Pensions and asset management were 21% lower as a decline in asset values led to lower income from fund-related charges. In addition, commissions and expenses increased compared to the first six months of 2007.

Earnings from distribution activities decreased due to lower commission income related to lower sales and the cost of new investments. More difficult market conditions for investment products and concerns over the UK housing market contributed to the overall decline in sales.

Net income

Net income decreased by 44% mainly due to a favorable tax item as result of a change in the UK corporation tax rates of GBP 38 million in 2007. Lower operating earnings and impairments of GBP 9 million added to the decline in net income.

Commissions and expenses

Total commissions and expenses rose 8%. Operating expenses were higher as a result of recent business growth and investments in the asset management and distribution businesses. Higher amortization charges as a result of maturing of the portfolio also led to an increase in expenses.

Sales and deposits

Overall, new life sales were up 4%. Sales were strong across most lines of business, with the exception of individual pensions.

Annuities and protection continued their strong growth trend, a reflection of the strategy to expand into higher margin products.

Growth of group pension sales is driven by both new pension schemes, including one large contract, as well as continued increases in existing schemes. Sales of individual pensions were lower following strong sales last year, a result of exceptional activity following ‘Pension A Day’ in May 2006. Also, investment bonds showed sales growth, in particular offshore bonds. Meanwhile, recent financial market volatility led to lower sales of retail mutual funds and managed assets.

v OTHER COUNTRIES

	Six months ended June 30,
In million EUR	2008	2007	%
By secondary segment
Life	23	18	28
Accident and health	3	2	50
Life and protection	26	20	30
Variable annuities	(1)	0
Saving products	1	(1)
Mutual funds	5	1
Individual savings and retirement products	5	0
Pensions and asset management	6	9	(33)
General insurance	18	20	(10)
Share in net results of associates	13	16	(19)

Operating earnings before tax	68	65	5
Gains/(losses) on investments	5	5	0
Impairment charges	(1)	0
Other income / (charges)	0	0

Income before tax	72	70	3
Income tax	(24)	(35)	(31)

Net income	48	35	37
Net operating earnings	44	31	42
Commissions and expenses	207	170	22
which includes operating expenses of	92	80	14
New life sales
Life single premiums	293	521	(44)
Life recurring premiums annualized	94	114	(18)

Total recurring plus 1/10 single	123	166	(26)

Life	122	165	(26)
Saving products	1	1

Total recurring plus 1/10 single	123	166	(26)

New premium production accident and health insurance	3	3	0
New premium production general insurance	17	11	55

Gross deposits (on and off balance)
Variable annuities	82	3
Retail mutual funds	388	61
Pensions and asset management	304	264	15

Total gross deposits	774	328	136

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in EUR, are summarized in the table below.

	Six months ended June 30,
Per 1 EUR	2008	2007
Czech Republic Krona (CZK)	25.125	28.121
Hungarian Forint (HUF)	253.623	250.292
New Taiwan Dollar (NTD)	47.535	44.106
Polish Zloty (PLN)	3.471	3.853
Ren Min Bi Yuan (CNY)	10.822	10.258
Slovakian Koruna (SKK)	32.237	33.964

Other countries

Operating earnings before tax

Other countries reported a 5% increase in operating earnings before tax in the first six months of 2008.

Operating earnings from Life and protection increased to EUR 26 million as a result of strong growth from the in-force book in Poland and a release of EUR 4 million from reserves in Hungary, partly offset by increased losses in Taiwan due to lower technical results, sales and investment income and growth in the Czech Republic.

Earnings from Individual savings and retirement products increased to EUR 5 million due primarily to the first time inclusion of AEGON’s asset management joint venture in China, higher fee income from retail mutual funds in Hungary and higher variable annuity sales in Taiwan.

Pensions and asset management earnings decreased by EUR 3 million as a result of lowered government prescribed asset management fee rates to 80 bps in Hungary and by the cost of investments in new pension funds in the Czech Republic, Romania and Slovakia.

Operating earnings from General insurance declined, due primarily to higher claims in Hungary following severe storms in the country in March 2008.

The share in earnings from associate companies declined due to lower contributions from France.

Net income

Other countries reported a 37% increase in net income. The increase was the result of higher operating earnings and lower taxes.

Commissions and expenses

Commissions and expenses increased by 22%, a result mainly of higher expenses. Expenses increased as a result of a growing in-force, investments in new ventures and the inclusion of a number of newly acquired companies. Commissions decreased slightly, reflecting a change in business mix.

Sales and deposits

In CEE, regular premium sales increased strongly as a result of the successful development of broker networks in Slovakia and the Czech Republic and steady growth in Poland. However, this was more than offset by the decline in single premium unit linked sales in Poland because of weakness in the equity markets. Overall, new life sales in CEE declined to EUR 49 million in the first six months of 2008 compared to EUR 62 million in the comparable period of 2007.

In Asia, new life sales in Taiwan decreased to EUR 29 million compared to EUR 70 million in the comparable period of 2007 as a result of lower equity markets and the ongoing shift in sales from traditional to unit-linked products. Variable annuity deposits showed significant growth amounting to EUR 82 million. In China, new life sales increased to EUR 7 million, up from EUR 4 million in 2007, as a result of strong single premium unit-linked sales in the bank channel. Sales increases in China stem primarily from recent efforts to expand AEGON’s distribution network in the country and the introduction of new products.

In Spain, new life sales increased strongly to EUR 37 million from EUR 30 million in the first six months of 2007, mainly as a result of higher sales within AEGON’s joint ventures with savings banks. The partnership with CAM, which is not consolidated in AEGON’s accounts, saw a decrease in new life sales to EUR 24 million (AEGON’s share). CAM is currently in the process of implementing a new sales strategy to grow sales going forward.

Individual savings and retirement deposits increased strongly to EUR 470 million primarily as a result of the first time inclusion of AEGON’s asset management joint venture in China and higher variable annuity deposits in Taiwan.

Sales of mortgages in Hungary continued to grow with a total of EUR 64 million provided.

Pensions and asset management deposits increased by 15% to EUR 304 million. Continued strong pension deposits in CEE were partly offset by lower deposits in the asset management business.

vi Liquidity and capital resources

General

AEGON conducts its capital and liquidity management processes at various levels within the organization, coordinated for the Group by Group Treasury, under the remit of the Group Risk and Capital Committee.

The main goals of AEGON’s capital and liquidity management are to manage capital efficiently across the Group in order to maximize returns, facilitate access to money and capital markets at competitive prices to minimize the cost of capital. At the same time, capital and liquidity management aims to ensure high standards of liquidity during periods of severely impaired financial markets and to manage capital adequacy to competitive standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at whichever is the higher of local regulatory requirements, the relevant local Standard & Poor’s requirements for very strong capitalization or internally imposed (economic) requirements. In the first six months of 2008, the capital adequacy of AEGON’s operating units continued to be very strong. All of AEGON’s units were capitalized within these tolerances.

Capital base and leverage tolerances

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity (excluding revaluation reserve), capital securities (including currency revaluations), dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% shareholders’ equity, 25% capital securities and a maximum of 5% dated subordinated and senior debt. At June 30, 2008, AEGON’s capital base consisted of 73.5% shareholders’ equity capital, while perpetual capital securities comprised 21.3% of its total capital base. Senior and dated subordinated debt accounted for the remaining 5.3%.

Shareholders’ equity

Shareholders’ equity was EUR 11,621 million at June 30, 2008, compared to EUR 15,151 million at December 31, 2007. Net income of EUR 429 million was offset mainly by a decrease in the revaluation reserve of EUR 2,443 million, a decrease due to foreign currency movements of EUR 948 million (largely due to a lower US dollar and British Pound), dividend payments, repurchased shares and coupon payments on perpetual capital securities.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets, while minimizing the cost of capital. As part of this strategy, AEGON aims to offer institutionally targeted debt securities and to maintain excellent access to retail investors, as witnessed by the successful issuance of junior perpetual capital securities during recent years. AEGON’s focus on the fixed income investor base continues to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results.

AEGON’s liquidity management strategy is aimed at maintaining sufficient liquidity to ensure that the company can meet its payment obligations as they fall due. This is achieved by dispersing day-to-day funding requirements, maintaining a broad base of funding sources and maintaining a well-diversified portfolio of highly liquid assets. Liquidity is managed at both Group and business and country unit level.

Most of AEGON’s debt is issued by the parent company, AEGON N.V. In addition, a limited number of other AEGON companies whose securities are guaranteed by AEGON N.V. have issued debt securities. AEGON N.V. has regular access to the capital markets under its USD 6 billion Euro Medium Term Notes Program. Access to the US markets is facilitated by a separate US shelf registration. AEGON N.V.’s and AEGON Funding Company LLC’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Program provide access to domestic and international money markets. AEGON maintains back-up credit facilities to support outstanding amounts under its commercial paper programs.

The principal arrangement is a USD 5 billion syndicated facility including a USD 3 billion back-up facility maturing in 2011 and extendable until 2013. This arrangement also includes a USD 2 billion multicurrency revolving letter of credit facility maturing in 2014, extendable until 2017. In addition, AEGON maintains USD 375 million of shorter dated bilateral back-up facilities. At June 30, 2008, AEGON N.V. had EUR 1.2 billion outstanding under its commercial paper programs.

Internal sources of liquidity include distributions from operating subsidiaries. Internal distributions may be subject to (local) regulatory requirements. Excess liquidity is invested in highly liquid, short-term assets in accordance with internal risk management policies. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital and other requirements. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the Group’s present requirements.

Operational leverage is not part of the capital base. At June 30, 2008, operational leverage was EUR 3.6 billion (2007 year-end: EUR 3.6 billion). Operational debt primarily relates to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves. In June 2008, AEGON completed a Value in-Force (VIF) securitization which enabled AEGON to monetize the value of a portion of future profits from a book of unit-linked business within its UK operations. The transaction added around EUR 315 million (GBP 250 million) of core capital, enhancing the financial flexibility of the Group. AEGON will continue to explore further opportunities for insurance-linked securitizations and other innovative capital market transactions as part of the Group’s ongoing commitment to manage capital and reserve needs both efficiently and actively manage capital and reserve needs both efficiently and actively.

DISCLAIMER

Local currencies and constant currency exchange rates

This report contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

FORWARD LOOKING STATEMENTS

The statements contained in this report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.